Mail Stop 3561

        October 24, 2005

Mr. Mark L. Lemond
President and Chief Executive Officer
Shoe Carnival, Inc.
8233 Baumgart Road
Evansville, IN 47725

        Re: Shoe Carnival, Inc.
        Form 10-K for the Fiscal Year Ended January 29, 2005
        Filed April 14, 2005
        Form 10-Q for the Fiscal Quarter Ended April 30, 2005
        File No. 0-21360

Dear Mr. Lemond:

 We have completed our review of your Form 10-K and related
filings and have no further comments at this time.

        Sincerely,

        William Choi
        Accounting Branch
Chief